Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition Update
Released	07:00 09-Mar-06

RNS Number:5265Z
Wolseley PLC
09 March 2006

Wolseley plc
Acquisitions update

£63 million spent on four further acquisitions taking total for the year so far to £571 million, a record spend in any one year

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today four further acquisitions.

Since the beginning of the financial year on 1 August 2005, a total of 29 businesses in Europe and North America have been acquired for an aggregate consideration of approximately £571 million. These 29 acquisitions are expected to add approximately £868 million to group turnover in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £367 million.

US Building Materials Distribution

On 7 March 2006, Stock Building Supply ("Stock") acquired K&A Lumber Company ("K&A") a leading supplier of framing lumber and fabricated reinforcing steel ("rebar"), from Richard Jackson II and Richard Jackson III. K&A has one outlet in Homestead, Florida. The acquisition complements Stock's existing Florida operations enabling it to utilise the rebar fabrication capabilities of K&A across the Florida market. K&A's customers include national and regional commercial contractors as well as national, regional and local homebuilders. The acquisition is in line with Stock's strategy of diversification into some of the commercial business opportunities in building materials. In the year ended 31 December 2004 K&A had sales of $86.5 million (£49.4 million) and gross assets of $36.7 million (£20.9 million) at that date.

North American Plumbing & Heating Distribution

On 21 February 2006, Ferguson acquired Central Georgia Supply Co., Inc., trading as Dixie Plumbing Supply Co. ("Dixie") a plumbing and waterworks wholesaler, from Ricky Hulett and Kent Procter. Dixie has a very strong market position in its one location in Macon, Georgia. In the year ended 31 December 2004 Dixie had sales of $15.8 million (£9.0 million) and gross assets of $3.7 million (£2.1 million) at that date.

European Distribution

On 1 March 2006, PBM acquired Centrale Reolaise des Bois ("CRB"), an assembler and distributor of wood products, from Groupe Intersites. CRB has one outlet in La Reole, 70km east of Bordeaux. CRB's customer base includes generalist builders, end-users and carpenters. In the year ended 31 December 2004 it had sales of €1.6 million (£1.1 million) and gross assets of €0.6 million (£0.4 million) at that date.

Also on 1 March 2006 PBM acquired the assets of Centrale des Materiaux ("CM"), a specialist generalist builders' merchant. CM has one outlet and will expand PBM's coverage in the South of France. In the year ended 31 March 2005 CM had sales of €1.1 million (£0.75 million) and had gross assets of €1.0 million (£0.7 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend
		£ Million

European Distribution	12	275
North American Plumbing & Heating Distribution	13	114
US Building Materials Distribution	4	182

TOTAL	29	571

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce these new acquisitions which take our total spend for the year so far to a record £571 million. These bolt-on acquisitions will further strengthen our presence in Europe and North America and they support our strategy of growing the business through acquisition and organic growth."

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick:	020 7404 5959

Andrew Fenwick
Deborah Done

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:
£1 = $1.75, £1 = €1.46.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has around 63,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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